UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 06, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: **RESULTS OF THE 71st ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

6 May 2015

NEWS RELEASE

RESULTS OF THE 71st ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Wednesday, 6 May 2015 ("Annual General Meeting"), all the ordinary and special resolutions, as set out in the notice of Annual General Meeting forming part of the 2014 Notice of Annual General Meeting and Summarised Financial Information for the year ended 31 December 2014, were passed by the requisite majority of votes of shareholders present in person or represented by proxy. .

The voting results were as follows:

RESOLUTION	TOTAL SHARES VOTED				SHARES ABSTAINED
	FOR (%)	AGAINST (%)	NUMBER	%*	%*
Ordinary resolution number 1 Re-appointment of Ernst & Young Inc. as auditors of the company	98.40%	1.60%	306,581,616	75.77%	0.80%
Ordinary resolution number 2 Election of directors					
2.1 Ms KC Ramon	99.75%	0.25%	306,715,387	75.80%	0.77%
2.2 Ms M Richter	98.33%	1.67%	306,716,012	75.80%	0.77%
2.3 Mr A Garner	99.92%	0.08%	306,716,905	75.80%	0.77%
Ordinary resolution number 3 Re-election of directors					
3.1 Prof LW Nkuhlu	99.85%	0.15%	306,714,015	75.80%	0.77%
3.2 Ms NP January-Bardill	98.27%	1.73%	306,716,583	75.80%	0.77%
3.3 Mr RJ Ruston	99.92%	0.08%	306,717,684	75.80%	0.77%
Ordinary resolution number 4 Election of Audit and Risk Committee members					
4.1 Mr R Gasant	99.98%	0.02%	306,714,216	75.80%	0.77%
4.2 Prof LW Nkuhlu	99.91%	0.09%	306,712,990	75.80%	0.77%
4.3 Mr MJ Kirkwood	99.97%	0.03%	306,714,814	75.80%	0.77%
4.4 Mr RJ Ruston	99.98%	0.02%	306,714,363	75.80%	0.77%
4.5 Mr A Garner	99.97%	0.03%	306,714,075	75.80%	0.77%
4.6 Ms M Richter	98.39%	1.61%	306,712,904	75.80%	0.77%
Ordinary resolution number 5 General authority to directors to allot and issue ordinary shares	97.36%	2.64%	306,710,271	75.80%	0.77%
Ordinary resolution number 6 Proposed amendments to the Share Incentive Schemes, including but not limited to the					

AngloGold Ashanti Limited Long Term Incentive Plan 2005 (LTIP) and the AngloGold Ashanti Limited Bonus Share Plan 2005 (BSP)					
6.1 to increase the aggregate limit of the number AngloGold Ashanti ordinary shares to be utilised for purposes of the Share Incentive Schemes.	99.50%	0.50%	303,832,605	75.09%	1.48%
6.2 to increase the aggregate limit of the number of shares to be allocated to individual Eligible Employees.	99.40%	0.60%	306,566,305	75.76%	0.80%
Non-binding advisory endorsement Advisory endorsement of the AngloGold Ashanti remuneration policy	84.98%	15.02%	280,892,833	69.42%	7.15%
Special resolution number 1 Approval of non-executive directors' remuneration for their service as directors	89.21%	10.79%	306,714,961	75.80%	0.77%
Special resolution number 2 General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 5	95.91%	4.09%	306,579,934	75.77%	0.80%
Special resolution number 3 General authority to acquire the company's own shares	99.44%	0.56%	306,459,675	75.74%	0.83%
Special resolution number 4 Approval for the company to grant financial assistance in terms of Sections 44 and 45 of the Companies Act	98.22%	1.78%	303,921,974	75.11%	1.46%
Special resolution number 5 Amendment of the company's Memorandum of Incorporation	99.94%	0.06%	303,940,334	75.12%	1.45%

*Expressed as a percentage of 404,632,679 AngloGold Ashanti ordinary shares in issue as at Thursday, 30 April 2015, being the Voting Record Date.

Special resolution number 5 will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No. 71 of 2008.

ENDS

6 May 2015
Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)   +1 (212) 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 06, 2015

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary